Exhibit 99.1

Pembina Pipeline Corporation Third Quarter 2012 Conference Call and Webcast

CALGARY, Oct. 17, 2012 /CNW/ - Pembina Pipeline Corporation (TSX: PPL, NYSE: PBA) announced that it will release its third quarter 2012 results on Tuesday, November 6, 2012 after markets close.  A conference call and webcast have been scheduled for the next day Wednesday, November 7, at 9:00 a.m. MT (11:00 a.m. ET) for interested investors, analysts, brokers and media representatives.

The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until November 14, 2012 at 11:59 p.m. ET.  To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 38761645.

A live webcast of the conference call can be accessed on Pembina's website at www.pembina.com under Investor Centre, Presentation & Events, or by entering http://event.on24.com/r.htm?e=526791&s=1&k=34AC4F42C4AB2E0D2358DE14B1E8071E in your web browser.  Shortly after the call, an audio archive will be posted on the website for 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider with nearly 60 years serving North America's energy industry. Pembina owns and operates: pipelines that transport conventional crude oil and natural gas liquids produced in western Canada; oil sands and heavy oil pipelines; gas gathering and processing facilities; and an oil and natural gas liquids infrastructure and logistics business, with facilities strategically located in western Canada and in the natural gas liquids markets in eastern Canada and the U.S. Pembina also offers a full spectrum of midstream services that span across its operations. Pembina provides monthly cash dividends to its shareholders. Pembina's common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols PPL, PPL.DB.C, PPL.DB.E and PPL.DB.F respectively. Pembina's common shares are traded on the New York Stock Exchange under the symbol PBA.

All dollar values are in Canadian dollars unless otherwise stated.

SOURCE: Pembina Pipeline Corporation

%CIK: 0001546066

For further information:

Investor Relations
Ashley Nuell or Hayley Nelson
(403) 231-3156
1-855-880-7404
e-mail:  investor-relations@pembina.com
www.pembina.com

CO: Pembina Pipeline Corporation

CNW 14:47e 17-OCT-12